Exhibit 99.6

Global E-Commerce Marketplace Transitions 700 Agents to inContact
Customer Interaction Cloud

Online retailer abandons on-premises system in favor of inContact’s scalable cloud solutions as it looks towards global expansion

SALT LAKE CITY – November 29, 2016 – inContact, a NICE company (Nasdaq:NICE), the leading provider of cloud contact center software and workforce optimization tools, today announced a rapidly-growing online retailer is moving more than 700 agents in their United States and Europe locations from their on-premises platform to the inContact Customer Interaction Cloud. The solution portfolio will include at-home agents, dispersed globally, as their total number of agents in Europe is projected to double by the end of 2016. The switch to inContact enables the company to leverage cloud scalability to meet their expanding customer service needs with 300 new agents in Europe over six months.

“E-Commerce retailers have many touch points with customers that are vital to the success of their businesses,” said Paul Jarman, NICE inContact president. “The inContact Customer Interaction Cloud offers scalability and a pay-as-you-go model that allows the company to grow globally without any disruptions to their customer service.”

The scalability and reliability of inContact’s true cloud platform fit with the company’s global expansion plans by using work-from-home agents and a network of Business Process Outsourcers unified on the inContact solution. Additionally, inContact’s easy-to-use customized and configurable cloud solutions are expected to reduce overall operating expenses. By removing the Professional Service charges associated with making changes to maintain and upgrade a premises-based infrastructure, the retailer is expected to save more in the long term.

Along with inContact’s industry-leading Voice as a Service network connectivity to improve its customer service quality and reliability and omnichannel routing capabilities, the company chose inContact Workforce Optimization to help increase agent operational efficiencies. These tools, seamlessly integrated with inContact omnichannel routing capabilities, provide a consistent agent interface across all media channels to reduce agent call handling time which helps contribute to an overall increase in customer satisfaction.

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company
inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1-917-545-1107 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.